ASAH CORP.
10039 BISSONNET #250
HOUSTON, TEXAS 77036-7852
(713) 779-9800

October 27, 2006

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

    Re:    ASAH Corp.
          File No. 333-133842

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-133842, to 1:00 P.M. Eastern Standard Time on October 31, 2006, or as soon as practicable thereafter.

We are also aware that:

•                  Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

ASAH CORP.

/s/ ZAK ELGAMAL
PRESIDENT AND SECRETARY